SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

1.            DATE, TIME AND PLACE: On June 08, 2026, at 3:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), this Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Industrial de Camaçari, City of Camaçari, State of Bahia, CEP 42816-200.

2.            CALL NOTICE: Call Notice published, pursuant to Article 124 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporation Law”), in the newspaper “O Correio da Bahia”, in the issues of April 28, 29, and 30, 2026, on pages 11, 10, and 8, respectively, and on the newspaper’s website (https://publicidadelegal.correio24horas.com.br/). Postponement and Call Notice published, pursuant to Article 124 of the Brazilian Corporation Law, in the newspaper “O Correio da Bahia”, in the issues of May 27, 28, and 29, 2026, on pages 7, 7, and 11, respectively, and on the same newspaper’s website (https://publicidadelegal.correio24horas.com.br/).

3.            ATTENDANCE: Shareholders representing 97.77% (ninety-seven point seventy-seven percent) of the common shares and 68.61% (sixty-eight point sixty-one percent) of the preferred shares issued by the Company attended the Meeting, as evidenced by the information contained in the analytical summary consolidating the remote votes submitted to the transfer agent, the central securities depository, and the Company itself, in accordance with Article 48, item II of CVM Resolution No. 81, as well as by the records of the electronic remote participation system made available by the Company, pursuant to Article 47, item III of CVM Resolution No. 81. Mr. Geraldo Vilaça and Felipe Jens, representatives of the Company’s management, also attended the Meeting and were available to provide clarifications regarding the matters on the agenda.

4.            PRESIDING BOARD: Upon verification of the legal quorum, the Meeting was duly installed, with Mr. Luiz Antonio de Sampaio Campos presiding over the proceedings and Mr. Felipe Guimarães Rosa Bon acting as secretary, both having been elected in accordance with the provisions of the Company’s Bylaws.

5.            AGENDA: To resolve upon: (1) Reformulation of the Bylaws to: (1.1) Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments to cross references; (1.2) Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes; (2) Due to the changes resolved in the items above, to resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable; (3) Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda is approved, to authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors started as of the election at the AGM on April 29, 2026; (4) Election of the members of the Company's Board of Directors; and (5) Replacement of effective and alternate members of the Company's Fiscal Council.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

6.            PRELIMINARY PROCEDURES: Before commencing the proceedings, the Chair of the Meeting recorded that the Meeting had originally been called for May 28, 2026 and was postponed to this date, June 8, 2026, pursuant to the Postponement and Call Notice and the Notice to Shareholders disclosed on May 26, 2026. The Chair then provided clarifications regarding the operation of the electronic remote participation system made available by the Company and the procedures for manifestation and voting by shareholders participating remotely in the Meeting, and further informed that: (i) the Meeting proceedings would be recorded, and such recording would be kept on file at the Company’s headquarters, pursuant to Article 30, §1, of CVM Resolution No. 81; and (ii) the electronic remote participation system allowed shareholders to hear the statements made by all other shareholders and to address the members of the Chair and other participants in the Meeting, thus enabling communication among shareholders. The Chair of the Meeting also inquired whether any shareholders participating via the electronic system who had submitted voting instructions through the Remote Voting Ballot (“Ballot”) wished to change their vote at this Meeting, in which case the instructions previously submitted through the Ballot would be disregarded, pursuant to Article 28, §2, item II of CVM Resolution No. 81. In addition, it informed that the consolidated summary map of remote voting, which compiles the information from the summary maps of the central depository, the bookkeeping agent, and the votes submitted directly to the Company, was available for consultation by the shareholders present.

7.            RESOLUTIONS: As per proposal of the Chairman of the Meeting, shareholders present unanimously waived the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders present who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

7.1.         REFORMULATION OF THE BYLAWS: Initially, the Chair of the Meeting recorded that the Company disclosed, by means of a Material Fact on June 5, 2026, a communication from Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP”) regarding the execution, with Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), of the First Amendment to the Company’s current Shareholders’ Agreement. In addition, the Chair informed that, as per the Notice to Shareholders disclosed on the date of this Meeting, the Company was notified by Petrobras and FIP of a proposal to revise the proposed amendment and restatement of the Company’s Bylaws, mainly to reflect the provisions of the First Amendment to the Shareholders’ Agreement, to be resolved at this Meeting. Such proposed changes were made available to the shareholders, and thereafter the Chair submitted the amendment and restatement of the Bylaws to vote, incorporating the revisions proposed by Petrobras and FIP. Approved by a majority of the votes of the shareholders holding common shares and Class A and Class B preferred shares issued by the Company and present at the Meeting, without reservations or qualifications, with abstentions and dissenting votes recorded in the voting map attached hereto as Annex I, was the revised proposal for the amendment and restatement of the Company’s Bylaws, containing the changes detailed in the Management Proposal for this Meeting and also reflecting the adjustments proposed by Petrobras and FIP, as set forth in the Notice to Shareholders disclosed on this date.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

7.2.         CONSOLIDATION OF THE COMPANY’S BYLAW: Approved by a majority of the votes of the shareholders holding common shares and Class A and Class B preferred shares issued by the Company and present at the Meeting, without reservations or qualifications, as per the voting map attached hereto as Annex I, was the consolidation of the Company’s Bylaws, reflecting the adjustments set forth in the Management Proposal and also the changes proposed as per the Notice to Shareholders disclosed on this date, including the renumbering of articles and paragraphs, as applicable. The consolidated version of the Company’s Bylaws shall be attached hereto as Annex II.

7.3.         TERM OF OFFICE OF THE EXECUTIVE BOARD: Approved by a majority of the votes of the shareholders holding common shares and Class A and Class B preferred shares issued by the Company and present at the Meeting, without reservations or qualifications, with abstentions and dissenting votes recorded in the voting map attached hereto as Annex I, was the authorization for the Company’s Board of Directors to bring forward the end of the current term of office of the Executive Board (until 2027) and the commencement of a new 2 (two)-year term, so as to align it with the term of office of the Board of Directors initiated as of the election held at the Annual Shareholders’ Meeting on April 29, 2026, and to end at the first meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2028.

7.4.         ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS: Initially, it was noted that there was no quorum for separate election by the minority shareholders holding common and preferred shares of the Company, pursuant to Article 141, §§4 and 5 of the Brazilian Corporations Law. It was further noted that the election would be carried out through a slate system, given that the requests for the adoption of cumulative voting did not reach the applicable minimum quorum. The Chair also informed, as per the Notice to Shareholders disclosed on the date of this Meeting, that the Company was notified of the replacement of Mr. OLAVO BENTES DAVID as a sitting member by Mr. MARCELO WEICK POGLIESE in the slate of nominees proposed by Petrobras and FIP. Accordingly, approved, in a majority election, by a majority of the votes of the shareholders holding common shares and Class A and Class B preferred shares issued by the Company and present at the Meeting, without reservations or qualifications, with abstentions and dissenting votes recorded in the voting map attached hereto as Annex I, was the election or re-election, as applicable, of the following sitting and alternate members of the Company’s Board of Directors, as per the slate proposed by Petrobras and FIP, for a unified term of 2 (two) years, ending at the Annual Shareholders’ Meeting that will resolve on the Company’s financial statements for the fiscal year ending December 31, 2027, pursuant to the Company’s Bylaws:

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

•	Ms. MAGDA MARIA DE REGINA CHAMBRIARD, Brazilian, divorced, civil engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 673.612.937-00, holder of Identity Card (RG) No. 033764812 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. ANDRÉ DA COSTA SANTOS, Portuguese, married, accountant, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 055.108.227-59, holder of Identity Card (RG) No. 13.504.200-0 Detran/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as her alternate;

•	Mr. WILLIAM FRANÇA DA SILVA, Brazilian, divorced, lawyer and engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 801.487.787-04, holder of Identity Card (RG) No. 127.422 OAB/RJ, resident and domiciled in the City of Petrópolis, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. EDMUNDO JOSÉ CORREIA AIRES, Brazilian, married, chemical engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 607.165.097-68, holder of Identity Card (RG) No. 607.165.097-68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;

•	Mr. FERNANDO SABBI MELGAREJO, Brazilian, married, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 533.650.110-72, holder of Identity Card (RG) No. 30.471.324-14 SSP/RS, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. RODRIGO TIRADENTES MONTECCHIARI, Brazilian, divorced, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 073.285.937-92, holder of Identity Card (RG) No. 10.710.993-6 DETRAN/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;

•	Mr. MARCELO WEICK POGLIESE, Brazilian, married, attorney, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 007.531.214-09, holder of Identity Card (RG) No. 2194521 SSP/PB, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member, and Mr. JULIO CEZAR JERONIMO DOS SANTOS, Brazilian, married, mechanical engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 000.410.917-10, holder of Identity Card (RG) No. 006.560.695-6 DETRAN/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

•	Mr. PAULO ROBERTO BRITTO GUIMARÃES, Brazilian, married, chemical engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 253.779.305-68, holder of Identity Card (RG) No. 01.648.904-75 SSP/BA, resident and domiciled in the City of Salvador, State of Bahia, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member (independent), and Ms. ANDRÉA BARCELLOS DE ARAGÃO, Brazilian, divorced, production engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 077.130.637-73, holder of Identity Card (RG) No. 05.784.441-7 DETRAN-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;

•	Mr. HÉLIO BAPTISTA NOVAES, Brazilian, married, civil engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 481.530.286-34, holder of Identity Card (RG) No. M-1.495.603 SSP/MG, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member;

•	Mr. WALTER SUSINI, Italian, single, consultant, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 228.437.808-02, holder of National Foreigner Registration (RNE) No. V338084-B CGPI/DIREX/DPF, resident and domiciled in the City of London, England, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member;

•	Mr. OCTAVIO CORTES PEREIRA LOPES, Brazilian, married, entrepreneur, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 149.224.538-06, holder of Identity Card (RG) No. 18.165.539-1 SSP/SP, resident and domiciled in Virginia Water, County of Surrey, United Kingdom, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member;

•	Mr. LUCIANO GALVÃO COUTINHO, Brazilian, divorced, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 636.831.808-20, holder of Identity Card (RG) No. 8925795-9 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

•	Ms. MARÍA LETÍCIA DE FREITAS COSTA, Brazilian, single, engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 050.932.788-58, holder of Identity Card (RG) No. 6057278-4 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member (independent); and

•	Ms. ISABELLA SABOYA DE ALBUQUERQUE, Brazilian, divorced, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 017.919.007-55, holder of Identity Card (RG) No. 084237783 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as a sitting member (independent).

7.4.1.     As a result of the elections or re-elections, as applicable, resolved above, the Company’s Board of Directors shall have the following composition:

EFFECTIVES	ALTERNATES
MAGDA MARIA DE REGINA CHAMBRIARD	ANDRÉ DA COSTA SANTOS
WILLIAM FRANÇA DA SILVA	EDMUNDO JOSÉ CORREIA AIRES
FERNANDO SABBI MELGAREJO	RODRIGO TIRADENTES MONTECCHIARI
MARCELO WEICK POGLIESE	JULIO CEZAR JERONIMO DOS SANTOS
PAULO ROBERTO BRITTO GUIMARÃES (Independent Member)	ANDRÉA BARCELLOS DE ARAGÃO
HÉLIO BAPTISTA NOVAES	-
WALTER SUSINI	-
OCTAVIO CORTES PEREIRA LOPES	-
LUCIANO GALVÃO COUTINHO	-
MARÍA LETÍCIA DE FREITAS COSTA (Independent Member)	-
ISABELLA SABOYA DE ALBUQUERQUE (Independent Member)	-

7.4.2.     The members of the Board of Directors and their alternates hereby elected or reelected, as applicable, take office on this date upon execution of the respective term of office recorded in the appropriate corporate book. The members of the Board of Directors hereby elected or re-elected were previously consulted and submitted written statements, for all legal purposes and under the penalties of law, for the purposes of Article 37, item II of Law No. 8,934, of November 18, 1994 (“Law No. 8,934/94”), as amended by Article 4 of Law No. 10,194, of February 14, 2001 (“Law No. 10,194/01”), stating that they are not prevented from engaging in commercial activities or from managing a business corporation due to any criminal conviction. They also submitted, in compliance with CVM Resolution No. 44, of August 23, 2021 (“CVM Resolution 44”), and CVM Resolution 80, written statements in accordance with the terms of said regulations, which have been filed at the Company’s headquarters. The newly elected members also submitted the Managers’ Consent Agreement to the rules set forth in the Level 1 Corporate Governance Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão, which have also been filed at the Company’s headquarters.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

7.4.3.     To record that, based on the assessment of each candidate’s compliance with the independence criteria set forth in Annex K to CVM Resolution 80, carried out by the Board of Directors and based on the information and independence self-declarations submitted by the candidates, as well as on the opinion of the Company’s Compliance and Audit Committee, which also reviewed the matter, Mr. PAULO ROBERTO BRITTO GUIMARÃES and Ms. MARÍA LETÍCIA DE FREITAS COSTA and ISABELLA SABOYA DE ALBUQUERQUE are qualified as Independent Directors.

7.5.         REPLACEMENT OF MEMBERS OF THE FISCAL COUNCIL: Initially, the Chair informed that, as per the Notice to Shareholders disclosed on the date of this Meeting, the Company was notified by Petrobras and FIP of changes to the nominees indicated for the Fiscal Council, in view of the replacement of Mr. IVAN APSAN FREDIANI as an effective member by Mr. FELIPE RATH FINGERL, as well as the nomination of Ms. AUDREY CRUZ E SILVA SAAD, in place of Mr. FELIPE RATH FINGERL as alternate member. Approved by a majority of the votes of the shareholders holding common shares and Class A and Class B preferred shares issued by the Company and present at the Meeting, without reservations or qualifications, with abstentions and dissenting votes recorded in the voting map attached hereto as Annex I, was the election of the sitting and alternate members indicated below to the Fiscal Council, in replacement of Mr. Gilberto Braga and his respective alternate, Ms. Tatiana Macedo Costa Rego, and Ms. Ana Patrícia Soares Nogueira and her respective alternate, Mr. Heider Josue de Aquino Nascimento, to complete the term of office that shall extend until the date of the Annual Shareholders’ Meeting of the Company that will resolve on the financial statements for the fiscal year ending December 31, 2026:

As effectives and alternates members:

•	Mr. FELIPE RATH FINGERL, Brazilian, single, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 109.628.207-09, holder of Identity Card (RG) No. 10143617-8 DIC/RJ, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member, with Mr. GABRIEL JORDÃO BATTISTI, Brazilian, married, attorney, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 327.804.088-04, holder of Identity Card (RG) No. 38.432.640-7 SSP/SP, resident and domiciled in the City of Santos, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as alternate member; and

•	Mr. VINÍCIUS SILVEIRA CUNHA, Brazilian, single, business administrator, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 087.232.176-26, holder of Identity Card (RG) No. 64.664.841-X SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as an effective member, with Ms. AUDREY CRUZ E SILVA SAAD, Brazilian, divorced, business administrator, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 177.790.108-13, holder of Identity Card (RG) No. 25.614.895-8 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo, State of São Paulo, ZIP Code 05501-050, as alternate member.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

7.5.1.     The members of the Fiscal Council and their respective alternates hereby elected shall take office within the legal term, upon execution of the respective instrument of investiture recorded in the proper corporate book, having submitted written statements, for all legal purposes and under the penalties of law, for the purposes of Article 37, item II of Law No. 8,934/94, as amended by Article 4 of Law No. 10,194/01, that they are not prevented from engaging in commercial activities or from managing a business corporation due to any criminal conviction. They have also submitted, in compliance with CVM Resolution 80, written statements in accordance with the terms of said regulation, which have been filed at the Company’s headquarters. As a result of the elections resolved in this item 7.5, the Company’s Fiscal Council shall have the following composition:

EFFECTIVES	ALTERNATES
MAURÍCIO NOGUEIRA	VIVIANA CARDOSO DE SÁ E FARIA
EDUARDO DE NARDI ROS	FERNANDA BIANCHINI EGERT
FELIPE RATH FINGERL	GABRIEL JORDÃO BATTISTI
VINÍCIUS SILVEIRA CUNHA	AUDREY CRUZ E SILVA SAAD
WILFREDO JOÃO VICENTE GOMES	OCTAVIO RENÉ LEBARBENCHON NETO

8.            CLOSURE: In compliance with Article 33, §4 of CVM Resolution 80, the total approvals computed in the voting of each item on the agenda are set forth in Annex I, which, for all purposes, shall be deemed an integral part of these minutes. There being no further matters to be discussed, the Meeting was adjourned and these minutes were drawn up, which, after being read, discussed and found to be in order, were signed by the members of the Chair. The shareholders who participated in the Meeting through the electronic system made available by the Company had their attendance recorded by the members of the Chair and shall be deemed signatories to these minutes, pursuant to Article 47, §§1 and 2 of CVM Resolution 81, and to the Company’s Shareholders’ Attendance Book. Furthermore, pursuant to Article 130, §1 of the Brazilian Corporations Law, these minutes were drawn up in summary form. Finally, the publication of these minutes without the signatures of the shareholders was authorized by the unanimous vote of the shareholders, pursuant to Article 130, §2 of the Brazilian Corporations Law.

Camaçari/BA, June 08, 2026.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

PRESIDING BOARD:

_______________________________ Luiz Antonio de Sampaio Campos Chairperson	_______________________________ Felipe Guimarães Rosa Bon Secretary

Shareholders Present:

SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA

(p.p. João Marcelo Gonçalves Pacheco, Eduardo Paoliello, Renato Grecco e Oliver Serrano Wiegerinck)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Felipe Camara Moreira)

THE BANK OF NEW YORK ADR DEPARTMENT

(p.p. Christiano Godoy)

ISABELLA SABOYA DE ALBUQUERQUE

ROSINEI SILVESTRE LIBANO SILVA

Votes presented via Remote Voting Ballots:

SOJITZ CORPORATION

EDSON TOSHIO FUGIMOTO
FABIANO MARIN
FABIO CLERICI
HSBC ETFS PLC H MSCI E M S C ESG U ETF BC BNP PARIBAS BR SA
ISHARES CORE MSCI EMERGING MARKETS ETF
JOAO CARLOS DE OLIVEIRA
LEANDRO ARRUDA LOURENCO
LUIZ ALBERTO MERIZ
MARCELO CANDIDO NICACIO

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

RAFAEL FRANCISCO NASCIMENTO
VITOR DE BESSA MOTA
ALUISIO MENDES DA ROCHA FILHO
JAMES CARAVAGGIO DAMO
VICTOR MONTEIRO DE ANDRADE LEAO
GUSTAVO FIGUEIRA ALMEIDA E ALBUQUERQUE
JOSE PAULO OLIVEIRA DA SILVA
FERNANDO APARECIDO CARNEIRO DE SOUZ
ALYSSON LEUNAM MENESES VASCONCELOS
PAULO DE JESUS DA SILVA E SILVA
EDSON BARBOSA DE SANT ANA
MURAD SAID SALEH YUSUF SAID
NEMILSON BASTOS DE SOUZA
GLEYDSON PUBLIO AZEVEDO
SAMUEL DA SILVA
LUCAS DE BRITO CONCEICAO
ALBERTO RIBEIRO DA MOTTA
ANDREI GRESELE
THOMAS MAGNO DE JESUS SILVEIRA
GILSON ALMEIDA DA SILVA
PEDRO BERNARDINELLI JUNIOR
IGOR RAMOS DE OLIVEIRA
GUILLON BRITO LUCENA COUTINHO
FERNANDO SILVA SANTOS
FELIPE DE ARAUJO CEOLIN
RUAN DIAS MARTINS
MARCIO PAULO PEREIRA
GUILHERME RICARDO
GERCIEL RODRIGUES DA SILVA FILHO
FRANCISCO DE ASSIS DIAS
GIOVANNA PASSOS FRANCO DA ROSA
WILLIAN DE MOURA ALMEIDA
PETER HILARIO DOS SANTOS
VALTER SOUZA DE CARVALHO
JOSE EDSON VIEIRA IZIDERIO
JOSE IVAN VASCONCELOS
ALISSON ELIAS BARIVIERA
RODRIGO SANTOS DA SILVA

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

SAMUEL DOS SANTOS CORREA
DJAM PEREIRA LIMA
ALINE DE SOUZA CISTER
MATHEUS BRITO DOS SANTOS
WHYLLIAN CHRISTIANO ZAMPIROLI
JOSE RICARDO LOPES MACHADO
BRUNO FREIRE DA LUZ
FRANCISCO GONCALVES INES
PAULO ROGERIO GUERREIRO DOS SANTOS
DIMAS CEZAR RONQUINI
JOSE ROBERTO RODRIGUES JUNIOR
GLAUCE LUCCHESI
MARTA DA SILVA VERDOLIN
MARCIO SOBRAL QUEIJA
JAIR PRIORI MINHARO
DANIEL ANNUNCIATO JUNIOR
ANNE KAROLINE GONCALVES VARANDAS DOS SANTOS
JACQUES PORTELA DE AZAMBUJA
LUIZ CLAUDIO MACEDO CASSIANO FILHO
ILDINEI ROGERIO NEVES DE LIMA
WASHINGTON NUNES TRINDADE
ANDRE LUIS RODRIGUES
JOSEFINA RODRIGUES VIEIRA
BRUNO FORTUNATO PEREIRA
CELSO TAKEBAYASHI
FABIO FEITOZA DA SILVA
GUSTAVO NASSER MAZZO
DIOGO HENRIQUE PREZOTO CASTELANO
CESAR CIPRIANO DE FAZIO
EDSON ROSA JUNIOR
MARCO ANTONIO LEITE
JEFFERSON LUIZ SALLA
DIEGO ALMEIDA DE OLIVEIRA
JOSE TADEU DAVID SILVA
CLOVIS ALVES DE ALMEIDA JUNIOR
FRANCISCO AVILLES NETO
JOSE LUIZ RAIMUNDO JUNIOR
GUILHERME DIAS NEIVA COSTA

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

PEDRO AUGUSTO DO ROSARIO
GUSTAVO ABRAHAO INTRIERI
ELDER SANTOS NAZARETH
DANIEL CARBONEZI DOS SANTOS
LIN TSE MIN
MARIA CRISTINA SAMPAIO PAGANO
KAYKY SANTOS DE OLIVEIRA
FRANCISCO CARLOS AREIAS MARINS
ALTAMIR SANTOS FILHO
RODRIGO QUEIROZ CAVALCANTE
MAURO CORDEIRO DORNELLAS
ANTONIO LAUDECI MANTOVANI
JOSE GIORGETTI NETO
BRUNO MATOS CORREA
FRANCISCO HONEIDY CARVALHO AZEVEDO
JOAO IVO VIDAL DO NASCIMENTO
CARLOS FRANCISCO ALMEIDA CAVALCANTI RIBEIRO
MARCIO FORTUNA GARCES DE MENEZES
BB TOP ACOES SMALL CAPS FDO DE INVESTIMENTO
BB TOP ACOES EXPORTACAO FIA
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
BB TOP ACOES INDICE DE SUST EMP FI EM ACOES
NORGES BANK
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
TEACHER RETIREMENT SYSTEM OF TEXAS
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
INTERNATIONAL MONETARY FUND
UTAH STATE RETIREMENT SYSTEMS
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
ALASKA PERMANENT FUND
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
BRASILPREV TOP A FUNDO DE INV DE ACOES
ISHARES PUBLIC LIMITED COMPANY
BB TOP ACOES IBOVESPA INDEXADO FI
ISHARES MSCI EMERGING MARKETS SMALL CAP ETF
COLLEGE RETIREMENT EQUITIES FUND
SPDR SP EMERGING MARKETS SMALL CAP ETF

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
ISHARES III PUBLIC LIMITED COMPANY
BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO
ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND
BB ACOES GOVERNANCA FI
M&G GLOBAL E. M. FUND A SUB FUND OF M&G I. F. (7)
BB TOP MM BALANCEADO FI LP
ISHARES MSCI BRAZIL SMALL CAP ETF
SSGA SPDR ETFS EUROPE I PLC
BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO
BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES
SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES IV PUBLIC LIMITED COMPANY
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
M&G (LUX) INVESTMENT FUNDS 1
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND
EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B
GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
BB ETF IBOVESPA FUNDO DE INDICE
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
THRIFT SAVINGS PLAN
BLACKROCK BALANCED CAPITAL FUND, INC.
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
BB MONTANHA MÏGICA II FUNDO DE INVESTIMENTO FINANCEIRO EM Aý
MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND
SPDR S&P EMERGING MARKETS EX-CHINA ETF

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

BB ETF INDICE BOVESPA B3 BR+ FUNDO DE INDICE RESP LTDA
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

ANNEX I

FINAL SYNTHETIC VOTING MAP

Agenda of the Extraordinary General Meeting held on June 08, 2026

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
Extraordinary General Meeting

1¹	Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments of cross-references.	APPROVALS	438,762,275	137,565,702	84.9%	99.4%	58.0%
		REJECTIONS	-	13,052	0.0%	0.0%	0.0%
		ABSTENTIONS	-	462,824	0.1%	0.0%	0.2%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

2²	Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes.	APPROVALS	438,762,275	135,316,734	84.6%	99.4%	57.1%
		REJECTIONS	-	2,259,800	0.3%	0.0%	1.0%
		ABSTENTIONS	-	465,044	0.1%	0.0%	0.2%
3	Due to the changes resolved in the items above, to resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable.	APPROVALS	441,490,301	152,872,135	87.6%	100.0%	64.5%
		REJECTIONS	10	19,904	0.0%	0.0%	0.0%
		ABSTENTIONS	100,157	252,942	0.1%	0.0%	0.1%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

4	Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda of the Management Proposal is approved, authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors started as of the election at the AGM of 29 April 2026.	APPROVALS	441,490,202	152,863,684	87.6%	100.0%	64.5%
		REJECTIONS	109	46,540	0.0%	0.0%	0.0%
		ABSTENTIONS	100,157	234,759	0.0%	0.0%	0.1%
5	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).	APPROVALS	2,727,917	3,536,119	0.9%	0.6%	1.5%
		REJECTIONS	120	10,100,936	1.5%	0.0%	4.3%
		ABSTENTIONS	100,157	16,451,496	2.4%	0.0%	6.9%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

6	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	APPROVALS	441,483,130	135,939,794	85.1%	100.0%	57.3%
		REJECTIONS	7,110	16,236,345	2.4%	0.0%	6.8%
		ABSTENTIONS	100,228	968,844	0.2%	0.0%	0.4%
7	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	APPROVALS	2,720,956	11,215,694	1.7%	0.6%	3.2%
		REJECTIONS	7,009	17,734,401	2.2%	0.0%	5.1%
		ABSTENTIONS	100,228	1,138,958	0.2%	0.0%	0.3%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

8	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	APPROVALS	2,728,006	421,734	0.4%	0.6%	0.1%
		REJECTIONS	-	300	0.0%	0.0%	0.0%
		ABSTENTIONS	100,187	14,681,371	1.9%	0.0%	4.2%
10	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	8,547	-	0.0%	0.0%	0.0%
		REJECTIONS	2,718,881	-	0.3%	0.6%	0.0%
		ABSTENTIONS	100,558	-	0.0%	0.0%	0.0%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

11	If it is found that neither the holders of voting shares nor the holders of non-voting preferred shares or those with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of the Brazilian Corporation Law, you wish that your vote be aggregated to the votes of the non-voting shares in order to elect to the Board of Directors the candidate with the same number of votes. the highest number of votes among all those who, appearing in this Ballot, run for election separately?	APPROVALS	2,727,577	-	0.4%	0.6%	0.0%
		REJECTIONS	359	-	0.0%	0.0%	0.0%
		ABSTENTIONS	100,257	-	0.0%	0.0%	0.0%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

12	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	-	11,004,910	1.6%	0.0%	4.6%
		REJECTIONS	-	1,085,733	0.2%	0.0%	0.5%
		ABSTENTIONS	-	16,547,143	2.4%	0.0%	7.0%
13	If it is found that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of Law No. 6,404, of 1976, you wish that your vote be aggregated to the votes of the shares with voting rights in order to elect the candidate to the board of directors with the highest number of votes among all those who, appearing on this remote ballot paper, run for election separately?	APPROVALS	-	26,731,239	3.9%	0.0%	11.3%
		REJECTIONS	-	923,761	0.1%	0.0%	0.4%
		ABSTENTIONS	-	2,431,719	0.4%	0.0%	1.0%

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

14³	Replacement of effective and alternate members of the Company's Fiscal Council.	APPROVALS	438,762,275	129,887,310	83.8%	99.4%	54.8%
		REJECTIONS	-	7,712,198	1.1%	0.0%	3.3%
		ABSTENTIONS	-	442,068	0.1%	0.0%	0.2%

¹²³ As a result of adjustments to the proposals (a) to amend the Bylaws, in order to reflect the First Amendment to the Shareholders’ Agreement, and (b) regarding the candidates appointed by FIP for the replacement of members of the Fiscal Council, as set forth in the Notice to Shareholders released by the Company on June 8, 2026, remote voting instructions that had been previously submitted in relation to what was included in the Management Proposal released on April 28, 2026 were disregarded, corresponding to: (i) 2,828,193 common shares and 15,103,418 preferred shares in item 1; (ii) 2,828,193 common shares and 15,103,418 preferred shares in item 2; and (iii) 2,828,193 common shares and 15,103,418 preferred shares in item 14.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

ANNEX II

CONSOLIDATED BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1

BRASKEM S.A., a publicly listed company, with headquarters in the municipality of Camaçari, State of Bahia, and legal domicile in the municipality of São Paulo, State of São Paulo (“Company” or “Braskem”), is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

Second Paragraph – The Company may, through a document signed by its Executive Board as provided for in Article 34(g) below, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2

The objectives of the Company are as follows:

a)	the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products;

b)	the production, distribution and trading of utilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

c)	the production, distribution and trading of electricity for its own consumption and for third-party companies;

d)	the taking of holdings in other companies, pursuant to Law No. 6,404/76 (“Brazilian Corporation Law”) as a holder of quotas or share;

e)	the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources;

f)	the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

g)	the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company;

h)	the provision of services related to the activities above and similar ones; and

i)	the research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose.

Article 3

The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight thousand, seven hundred and ninety (478,790) class “B” preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of the Brazilian Corporation Law.

Article 5

The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6

All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of the Brazilian Corporation Law.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7

Subscription and payment in full for the shares will be subject to the following criteria:

a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis;

b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;

c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase;

d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of the Brazilian Corporation Law); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

f) without affecting the terms of the Sole Paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders;

g) the Company may issue subscription warrants at the decision of the General Meeting and the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8

Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9

Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “h” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 45, Paragraph 5 of these Bylaws), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “h” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income;

d) the class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

e) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;

f) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

g) full payment for the subscription of shares by FINOR will be effected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of the Brazilian Corporation Law.

CHAPTER III

JOINT SALE RIGHTS.

Article 10

In the event that the Controller(s) of the Company dispose Control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the Controlling stake and effected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independently of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11

The provisions of Article 10 above shall not apply if the third-party acquirer(s) is/are (a) a Controller, directly or indirectly, of the disposing party; (b) a Controlled company, directly or through a stake held in a controlling block, by the Controllers of the disposing party; or (c) Controlled, directly or indirectly, by the disposing party.

Article 12

The sale, disposal and/or transfer of shares of the Company between shareholders that are members of the Control block bound by a shareholders’ agreement does not constitute a disposal of Control.

Article 13

The right of joint sale established here in Chapter III will not apply if the disposal of Control of the Company arises from: (a) a court Resolution or act, such as judicial seizure or sentence, or (b) a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the Controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Article 14

The following are permanent bodies of the Company:

a) the General Meeting;

b) the Board of Directors;

c) the Executive Board;

d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 15

The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law, with at least 30 (thirty) days advance notice.

Article 16

Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 17

Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to two (2) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission (“CVM”).

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of the Brazilian Corporation Law, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 18

The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

a) merger, spin-off, consolidation or merger of shares involving Braskem, as well as the transformation of Braskem into another corporate type, or any other corporate restructuring transaction involving Braskem, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

b) any amendment to these bylaws;

c) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital Stock of Braskem is divided, or the creation of classes of preferred shares more favorable than the existing classes;

d) conversion of preferred shares into common shares of Braskem;

e) increase or reduction of the number of members of Braskem’s Board of Directors;

f) increase or reduction of the Capital Stock of Braskem beyond the limit of the Authorized Capital, as well as redemption or amortization of shares of Braskem;

g) the annual accounts of the management and the annual financial statements of Braskem;

h) bankruptcy filing and/or judicial reorganization of Braskem, or the winding-up, liquidation or lifting of the liquidation of Braskem, including the election and removal of the liquidator and the appointment of the Fiscal Board that will operate during the liquidation period and shall examine its accounts;

i) alteration of the dividend policy or the minimum dividend set forth in these bylaws;

j) ratification of the share offering plans, stock options plans and any other similar long-term incentive plans of the Company as approved by the Board of Directors;

k) except if within the limit of the Authorized Capital, ratification of the terms and conditions for any public or private offering of securities issued by Braskem as approved by the Board of Directors;

l) decision on the delisting of shares or, if delisted, the obtaining of any new registration of Braskem as a publicly-held company;

m) appraisal of the assets which the shareholder contributes to the Capital Stock increase;

n) election and substitution of members of the Board of Directors and Fiscal Board; and

o) determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 19

The Board of Directors of the Company is composed of eleven (11) effective members and respective alternates, three (3) of whom shall be independent directors, as defined in CVM rules (“Independent Directors”), whether or not shareholders, whether or not residents of Brazil, who are elected and may be removed from office at any time by the General Meeting.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Sole Paragraph – The members of the Board of Directors elected by separate vote pursuant to paragraph 4 of Article 141 of the Brazilian Corporation Law shall be considered Independent Directors.

Article 20

The members of the Board of Directors will have a term of office of two (2) years, with reelection being permitted.

First Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws.

Article 21

The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law, when applicable.

First Paragraph – For clarification purposes, the provision in the caput above shall not apply when there are individual replacements due to vacancies that, jointly, reach up to the majority of the seats on the Board of Directors. In such latter case, the provisions of Article 24 of these Bylaws shall be observed.

Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors; and (b) the slate or slates nominated, as provided for in Paragraph 4 of this Article, by any shareholder or group of shareholders.

Third Paragraph – The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations.

Fourth Paragraph – The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules.

Fifth Paragraph – If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 19 above.

Seventh Paragraph – It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors.

Eighth Paragraph – Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected.

Ninth Paragraph – In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting.

Article 22

The Chairman and Vice-Chairman of the Board of Directors shall be elected from among the members of said Board, by majority vote of those present at the first meeting of the Board of Directors held immediately after the investiture of such members, or whenever resignation or vacancy occurs in such position(s), and may be replaced at any time, observing the provisions of the Shareholders’ Agreements filed at the Company’s headquarters.

Paragraph 1 – The position of Chief Executive Officer and Chairman of the Board of Directors may not be held by the same person, except in the cases and under the terms set forth in the Regulation.

Paragraph 2 – The Board of Directors of the Company shall be responsible for the appraisal of the appointment of statutory members (including members from the Fiscal Board) that the Company is entitled to appoint in its Controlled and Affiliated companies, in compliance with the policies approved within the Board of Directors of the Company. For the purposes of these bylaws, the terms (i) “Controlled” means any Person of which the Person in question holds, directly or indirectly, Control; (ii) “Control” means, pursuant to Article 116 of the Brazilian Corporation Law, cumulatively, (a) the ownership, direct or indirect, of partnership rights that ensure, in a permanent manner, the majority of votes in the resolutions of the General Meetings (or equivalent body) of the Person in question and the power to elect the majority of its administrators, and (b) the actual use of the power to direct the corporate activities and guide the operation of the Person in question; (iii) “Affiliate” means a Person in which the Company directly or indirectly holds an equity interest without exercising Control; (iv) “Person” means any individual or legal entity, firm, partnership, investment fund, company, business trust, joint stock company, trust, consortium, joint venture, condominium, universality of rights or entity without legal personality, joint endeavor or other person, of whatever nature; and (v) “Related Parties” has he meaning ascribed to it in Technical Pronouncement CPC 05 (R1), issued by the Accounting Pronouncements Committee.

Article 23

In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the event of absence or temporary impairment of the Chairman, the duties of the Chairman shall be performed by another member of the Board of Directors designated by the Chairman.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Article 24

In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member is nominated by the remaining Members, pursuant to Article 150 of the Brazilian Corporation Law, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 25

The Board of Directors will normally meet on a monthly basis, and extraordinarily, whenever summoned by the Chairman or by any two (2) of its members.

First Paragraph - The meetings of the Board of Directors of Braskem shall always be called with at least 15 (fifteen) days advance notice, with the same period for the delivery of the material indispensable to support the discussion of the proposed deliberations. However, calls on an emergency basis shall be accepted with shorter notice, but never less than 72 (seventy-two) hours in advance, whenever duly justified and accepted by the Chairman of the Board of Directors. The notice periods established herein may be waived in the case of spontaneous attendance of all Directors at the meeting.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote. Each Director shall be entitled to one vote in the resolutions, with the Chairman not having a tie-breaking vote.

Third Paragraph - The Board of Directors shall have the following permanent advisory committees (“Committees”), without prejudice to others that may be created by decision of the Board of Directors and whose members shall be appointed pursuant to Article 27 (n) below: (i) Finance and Investments Committee; (ii) Strategy, Sustainability and Communication Committee; (iii) People and Organization Committee; (iv) Safety, Environment and Health (SHE) Committee; and (v) Statutory Compliance and Audit Committee – SCAC.

Fourth Paragraph – The Board of Directors shall appoint the members of its Committees in accordance with the rules and requirements established in the internal regulations of the Committees approved by the Board of Directors. For the sake of clarity, the Committees may also be composed by persons who are not members of the Board of Directors and who are not employees of the Company.

Fifth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company’s administrators shall apply to the members of the Committees.

Article 26

The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. The compensation owed to the members of the Board of Directors for the exercise of their duties on said body and, as the case may be, on any of its Committees (or even on the Executive Board), shall be cumulative.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Article 27

The Board of Directors shall be responsible for deliberating on:

a) (i) merger, spin-off, consolidation or merger of shares involving Controlled or Affiliated companies of Braskem, (ii) the transformation of such Controlled or Affiliated companies into another corporate type, or (iii) any other corporate restructuring transaction involving such Controlled or Affiliated companies, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law;

b) the creation or granting of options to buy or sell shares by the Controlled or Affiliated companies. For the sake of clarity, this matter shall only be subject to deliberation in the scope of Controlled and Affiliated companies provided that such creation or granting results in the admission of a new shareholder (other than another Controlled or Affiliated company of Braskem) in such Controlled or Affiliated company of Braskem;

c) the terms and conditions of share repurchase programs of Braskem and/or its publicly-held Controlled or Affiliated companies;

d) the participation of Braskem or the Controlled or Affiliated companies in companies, partnerships, profit or non-profit associations or consortiums, as well as the transfer or termination of such participation;

e) the free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem, or the applicable Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

f) the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

g) the encumbrance, disposal or fiduciary assignment of assets of the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), prevailing the lower between “A” and “B”, provided that such limits do not apply to the encumbrance, assignment or fiduciary alienation by Braskem or any Controlled or Affiliated company of any non-current asset performed to guarantee (X) the financing of the acquisition of such asset and (Y) judicial proceedings filed by or against Braskem or its Controlled or Affiliated companies;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

h) the acquisition of assets (excluding those that fall under item “f” above) and the contracting of services of any nature by Braskem or any Controlled or Affiliated companies in annual amounts exceeding R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same operation;

i) the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of the Controller(s) of Braskem and other Related Parties of the Company (except of companies Controlled by Braskem), pursuant to the Policy in effect governing this matter, in amounts exceeding R$ 30,000,000.00 (thirty million reais) per operation, or jointly exceeding R$ 90,000,000.00 (ninety million reais) per fiscal year, provided that such resolution shall be preceded by the analysis and non-binding recommendation of the Finance and Investment Committee;

j) the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount exceeding the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract;

k) the granting of guarantees by Braskem or its Controlled or Affiliated companies, of any value, in relation to obligations assumed by a Person that is not a Controlled or Affiliated company of Braskem, and the granting of guarantees by Braskem or Controlled or Affiliated companies in proportion exceeding the (direct or indirect) participation, respectively, of Braskem in its Controlled or Affiliated companies or of the Controlled or Affiliated companies in other companies;

l) the realization of operational or expansion investments of Braskem or its Controlled or Affiliated companies in an amount exceeding R$ 240,000,000.00 (two hundred and forty million reais);

m) the internal policies of Braskem, including the financial and insurance contracting policy of the Company;

n) the election and removal of the members of the Committees, in accordance with the rules and guidelines provided in the respective regulations of the Committees;

o) the terms and conditions and any amendments to the internal regulations of the Board of Directors and the Committees of the Company, as well as to the internal regulations of the Executive Board of the Company, which shall provide for the specific authority limits and attributions of the Officers, with the possibility of delegation;

p) annual fixing of the global annual limit for fundraising by the Company and its Controlled and Affiliated companies, as well as the fixing of the limits, per operation, within which the Officers may contract loans or financing in the country or abroad, including in the form of issuance of securities, including through public offerings;

q) approval or review of the business plan of Braskem;

r) the annual budget of Braskem and any material subsequent amendments;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

s) the election and removal of the members of the Executive Board of Braskem, as well as the administrators (and other statutory members) to be appointed by the Company in the Controlled and Affiliated companies, pursuant to Article 22, §2º above;

t) (a) the issuance, by Braskem, of shares within the limit of the Authorized Capital; and (b) proposal, to the General Meeting of Braskem, of the issuance of shares above the limit of the Authorized Capital or expansion of the limit of the Authorized Capital;

u) selection or replacement of the independent auditors of Braskem and the Controlled or Affiliated companies of Braskem;

v) the practice of acts that imply waiver and/or restriction, by Braskem and/or by its Controlled or Affiliated companies, of rights with an aggregate value exceeding R$ 100,000,000.00 (one hundred million reais);

w) the performance, by Braskem, its Controlled or Affiliated companies, of any gratuitous act involving amounts exceeding R$ 100,000,000.00 (one hundred million reais);

x) the conditions for the granting of stock options (stock options plans) and/or subscription bonuses under long-term incentive plans for ratification by the Company's General Meeting;

y) the terms and conditions for conducting any public or private offering of shares or securities convertible into shares issued by Braskem and, unless carried out within the limit of the Authorized Capital, for subsequent ratification by Braskem's General Meeting;

z) the approval of the exercise and orientation of the vote to be cast by Braskem in the General Meeting (or equivalent body) of its Controlled or Affiliated companies, regarding the matters listed above, except for operations, transactions and businesses that have already been approved by the Board of Directors of Braskem; and

aa) filing for the Company’s extrajudicial recovery, as well as, in case of urgency, admission of bankruptcy or filing for judicial reorganization, pursuant to Article 122, sole paragraph, of the Brazilian Corporation Law.

Article 28

In compliance with the internal regulations of the Board, and without prejudice to other provisions in the Shareholders’ Agreements filed at the Company’s headquarters, the following are competent: (i) the Chairman of the Board of Directors: (a) calling and directing the meetings of the Board of Directors; and (b) calling the General Meeting, subject to authorization by the Board of Directors; and (c) the Vice-Chairman of the Board of Directors: assisting the Chairman of the Board of Directors in the organization and conduct of the work of the body and other duties that may be assigned by the Chairman of the Board, within the limits of the internal regulations.

CHAPTER VII

COMPLIANCE AND AUDIT

Article 29

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors, whose composition, impediments and independence criteria shall comply with the applicable legislation and regulations, especially CVM Resolution No. 23/21 or any normative act that may replace it, as well as the internal rules of the Company.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition at least 1 (one) member of its Board of Directors and at least 1 (one) member who is not a member of the Board of Directors.

Paragraph 2 - The instrument of investiture of the members of the Statutory Compliance and Audit Committee, as well as members of the other Committees, shall include their submission to the arbitration clause referred to in these Bylaws.

CHAPTER VIII

EXECUTIVE BOARD

Article 30

The Company shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their function, in accordance with the requirements set forth and detailed in the internal regulations of the People and Organization Committee, composed of 8 (eight) statutory officers, namely (i) one Chief Executive Officer – CEO, (ii) one Chief Financial and Investor Relations Officer, (iii) one Chief Corporate Affairs Officer, (iv) one Chief Engineering, Technology and Innovation Officer, (v) one Chief Transformation Officer, (vi) one Chief Consumer Market and Logistics Officer, (vii) one Chief Operations Officer; and (viii) one Chief Legal Officer.

Paragraph 1 – The deliberations of the Executive Board shall be taken by the vote of the majority of those present, which shall include the vote of at least one Operational Officer (as defined in Article 38 below) and one Institutional Officer (as defined in Article 38 below), and shall be duly recorded.

Paragraph 2 - The Executive Board shall act as a collegiate body in the situations established in these Bylaws or in the internal regulations of the Executive Board approved by the Board of Directors, it being further understood that the Officers of the Company may not submit matters for deliberation by the Board of Directors without such matters first being submitted: (i) to the consideration, knowledge and collegiate manifestation of the Executive Board, observing the authority levels defined in these bylaws and/or in the internal regulations of the Executive Board approved by the Board of Directors; and (ii) to the opinion of the relevant Committees.

Paragraph 3 - In the event of a tie in deliberations of the Executive Board, the matters set forth in items “a”, “c”, “d”, “f”, “h”, “i”, “k” and “p” of Article 34 of these Bylaws shall be referred to the Board of Directors for resolution, as well as any other matters that constitute the original competence of the Board of Directors and that, by statutory force, must be previously assessed by the Executive Board prior to their submission to the Board.

Paragraph 4 - In the other matters within the competence of the Executive Board not covered by the previous Paragraph, a tie shall imply the suspension of the deliberation, so that the matter is reconsidered at a subsequent Executive Board meeting, to be held within 30 calendar days. If the tie is maintained, the matter shall be considered not approved.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Article 31

The Executive Board officers will have a term of office of two (2) years, with reelection being permitted.

First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the instrument of consent of administrators to the regulations applicable to the Executive Board and the policies in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws.

Article 32

In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chief Executive Officer shall designate his/her substitute.

Article 33

In the event of a vacancy or permanent or temporary incapacity of any position of the Executive Board, the Board of Directors shall be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 34

The Executive Board shall be responsible for carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies, as well as:

a) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors for assessment and to the General Meeting for approval;

b) approving amendments to the organizational structure of the Company;

c) preparing the proposal of the business plan of Braskem and submitting it for approval by the Board of Directors;

d) preparing the proposal of the annual budget of Braskem, as well as any non-material subsequent amendments thereto, and submitting it for approval by the Board of Directors;

e) contracting loans, financing or capital market operations, observing the cases in which authorization from the Board of Directors or the General Meeting is required, in accordance with the legislation or regulations in force, as well as the annual limits per operation set by the Board of Directors;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

f) preparing the policies for general application within the Company to be submitted for approval by the Board of Directors;

g) approving the opening, transfer or closing of branches, agencies or offices, in any part of Brazilian territory or abroad;

h) granting, on behalf of Braskem, guarantees to its Controlled or Affiliated companies;

i) approving the technical-economic evaluation criteria for investment projects, with the respective plans for delegation of responsibility for their execution and implementation;

j) approving the chart of accounts, basic criteria for determination of results, amortization and depreciation of invested capital, and changes in accounting practices;

k) approving the corporate manuals and rules of governance, accounting, finance, personnel administration, contracting and execution of works and services, supply and disposal of materials and equipment, operations and other corporate rules necessary for the guidance of the operation of the Company;

l) approving the rules for the assignment of use, lease or rental of real estate owned by the Company;

m) approving collective bargaining agreements or conventions, as well as the filing of collective labor disputes;

n) ensuring the implementation of the strategic plan and the multi-year plans and annual programs of expenditures and investments of the Company with the respective projects, observing the budgetary limits approved;

o) deliberating on trademarks and patents, names and insignias, establishing delegation thresholds;

p) authorizing the filing of claims in judicial or arbitral proceedings, as well as acts of settlement in such proceedings, establishing delegation authority levels;

q) approving the practice of acts implying judicial or extrajudicial waiver or settlement, as well as arbitration commitment, establishing delegation authority levels;

r) approving free-lease, disposal, assignment or transfer of assets of the non-current assets of Braskem or its Controlled or Affiliated companies that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) of up to 1% (one percent) of the non-current assets of Braskem, or the applicable Controlled or Affiliated company pursuant to the latest annual balance sheet disclosed;

s) approving the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) up to 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

t) approving the encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or its Controlled or Affiliated companies that represent, per transaction (individually considered) or jointly in a set of transactions, in a given fiscal year, amount(s) up to (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliate, pursuant to the last annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), whichever is lower between "A" and "B", provided, however, that these limits do not apply to the encumbrance, assignment or fiduciary disposal by Braskem (or by its Controlled or Affiliated companies) of any non-current asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings filed by or against Braskem or its Controlled or Affiliated companies;

u) approving the acquisition of assets (excluding those covered under item "s" above) and the contracting of services of any nature by Braskem or its Controlled or Affiliated companies in annual amounts of up to R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same transaction;

v) approving the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of the Controller(s) of Braskem and other Related Parties of the Company (except its Controllers) pursuant to the Policy in effect governing this matter, in amounts of up to R$ 30,000,000.00 (thirty million reais) per operation or up to, jointly, R$ 90,000,000.00 (ninety million reais) per fiscal year;

w) approving the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount up to the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract;

x) approving the realization of operational or expansion investments by Braskem or its Controlled or Affiliated companies of up to R$ 240,000,000.00 (two hundred and forty million reais); and

y) exercising the competencies set forth in items (e), (f), (g), (h), (i), (j), (l), (v) and (w) of Article 27 of these Bylaws, below the authority limits that establish the competencies of the Board of Directors for the same matters, observing the internal distribution of authority limits to be approved by the Board of Directors.

Article 35

The Chief Executive Officer will be responsible for, individually:

a) defining the areas of responsibility and coordinating the actions of the Officers in implementing the Company’s Business Plan; and

b) calling and presiding over meetings of the Executive Board.

Article 36

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

The remaining Officers will be responsible for, individually:

a) carrying out actions and managing within the attributions defined in the basic management structure;

b) implementing the strategic plan and budget approved by the Board of Directors;

c) managing, supervising and evaluating the performance of the activities of the units under their direct responsibility, as well as to perform management acts related to such activities.

Article 37

The Company may nominate attorneys-in-fact, and the relevant document must be signed by two members of the Executive Board, observing the provisions of Article 38 below.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Article 38

The Company will only be bound by documents signed jointly by:

a) 2 (two) Officers jointly, one of whom shall necessarily be (i) (i.a) the Chief Engineering, Technology and Innovation Officer; or (i.b) the Chief Consumer Market and Logistics Officer; or (i.c) the Chief Operations Officer; or (i.d) the one between the Chief Executive Officer and the Chief Corporate Affairs Officer who has been appointed, pursuant to the shareholders’ agreement filed at the Company’s headquarters, by the same Shareholder that appointed the Officers referred to in items ‘(i.a)’ through ‘(i.c)’ (“Operational Officers”), and the other shall necessarily be (ii) (ii.a) the Chief Financial and Investor Relations Officer; or (ii.b) the Chief Governance and Compliance Officer; or (ii.c) the Chief Legal Officer; or (ii.d) the one between the Chief Executive Officer and the Chief Corporate Affairs Officer who has been appointed, pursuant to the shareholders’ agreement filed at the Company’s headquarters, by the same Shareholder that appointed the Officers referred to in items ‘(ii.a)’ through ‘(ii.c) (“Institutional Officers”); or

b) 1 (one) Operational Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by at least 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or

c) 1 (one) Institutional Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by at least 1 (one) Operational Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or

d) 2 (two) Attorneys-in-Fact, provided that each respective power of attorney has been granted pursuant to items b) and c), or, in the case of a joint power of attorney for the 2 (two) Attorneys-in-Fact, is signed by 2 (two) Officers jointly, mandatorily 1 (one) Operational Officer and 1 (one) Institutional Officer; and, in any case, with specific powers conferred in accordance with Article 37 of these Bylaws.

Article 39

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

The Executive Board will meet (i) ordinarily, at the frequency to be determined (a) at a meeting of the Executive Board or, if applicable, (b) in its internal regulations, and (ii) extraordinarily, when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance.

Article 40

The Executive Board is prohibited from:

a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors;

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to Controlled or Affiliated companies of Braskem, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 41

The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 42

The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the policies in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Fourth Paragraph – Persons holding management positions (whether as director, officer, or holding any other position) in petrochemical companies that may be considered competitors may not be elected to the Fiscal Board of the Company.

Article 43

The members of the Fiscal Board will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 44

The financial year begins on January 1 and ends on December 31 of each year.

Article 45

At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s Officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of the Brazilian Corporation Law, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company may, at its discretion, draw up monthly, quarterly and/or half-yearly financial statements. If there is positive net income in such statements, advance, interim or in-between dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, the distribution “ad referendum” of the General Meeting being prohibited.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Fifth Paragraph - The Board of Directors may also declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 45 of these bylaws, respectively.

Article 46

The dividends and the interest on capital considered in the Sixth Paragraph of Article 45 will not be subject to interest, and if not claimed within three (3) years of the date on which they are placed at the disposal of the shareholders, will revert to the Company.

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 47

The Shareholders’ Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercise of voting rights, or power of control, will be respected by the Company and by its Administration, in particular by the chairs and secretaries of the Meetings of the Executive Board, Board of Directors and General Meetings, as well as, as applicable, of the meetings of the Committees and the Fiscal Board.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and enforceable against third parties as soon as such agreements have been registered in the Company’s books. The administrators of the Company shall ensure that these agreements are observed in accordance with the Law.

CHAPTER XII

ARBITRATION

Article 48

The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them, related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, the Brazilian Corporation Law, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general, in addition to those contained in the Regulation, other regulations of B3 and the Level 1 Corporate Governance Participation Agreement.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 08, 2026

Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo.

CHAPTER XIII

GENERAL CONSIDERATIONS

Article 49

The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Fiscal Board that will function during the liquidation period.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.